2Q05 Earnings Release                                                         July 27, 2005

Operating Profit Rose 12% and Net Income Increased 39%

Financial Highlights:
(Figures in millions of pesos as of June 30, 2005; variations are with respect to the same period of 2004 except where noted. Figures may vary due to rounding)

  Sales rose 1.2% during the quarter to reach $5,038.0 million
  Gross profit increased 3.9% versus 2Q04
  The gross margin increased by 25 basis points during the quarter to reach 9.6%
  Quarterly operating expenses rose 0.1%
  Operating income grew 12.1% compared to 2Q04
  The operating margin for the quarter rose 32 basis points versus 2Q04 to reach 3.3%.
  Net income increased 38.6% during the quarter to $146.5 million
  Cash at the end of 2Q05 was $443.1 million
  A cash dividend in the amount of $120.0 million was paid out in June 2005
  GCS did not incur any cost-bearing liabilities during the quarter

Mexico City, July 27, 2005. Grupo Casa Saba (“Saba”, “GCS,” “the Company” or “the Group”), Grupo Casa Saba, one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the second quarter of 2005.

QUARTERLY RESULTS

TOTAL SALES

During the second quarter of 2005, Grupo Casa Saba continued to follow its strategy of growing profitably, maintaining operations with clients and suppliers who meet the minimum profitability measures established by management. It is worth mentioning that, during the second quarter, product lines that had been eliminated for failing to comply with our profitability objectives were reincorporated into our product catalog after new negotiations enabled them to fall within the Group’s parameters.

The growth registered by the Private Pharmaceutical Products market during 2Q05, combined with the re-incorporation of product lines in our catalogs as well as the solid performance posted by our Government Pharma, Health, Beauty, Consumer Goods, General Merchandise and Other and the Publications divisions enabled us to increase total sales 1.2%. This reversed the net sales decline registered in the first quarter of 2005.

SALES BY DIVISION:

PRIVATE PHARMA

In our main division, Private Pharma, which generated 83.0% of the Group’s total sales during the second quarter of 2005, sales increased 0.3%. This increase in sales was due to the re-incorporation of a significant number of the product lines that we had not been distributing into our product catalogs as well as the solid performance of the national private pharmaceutical market.

Due to the fact that the Group’s other divisions experienced higher levels of growth than that of Private Pharma, this division’s contribution to total sales decreased by 68 basis points compared to 2Q04.

GOVERNMENT PHARMA

In our Government Pharma division, we continued to incorporate new clients or state health institutions while, at the same time, we maintained our presence in the government institutions that we traditionally work with, including Petróleos Mexicanos. This enabled us to offset the lower sales that were posted by some government institutions and to generate a significant sales increase, of 15.6%, for this division, compared to the second quarter of 2004.

Government Pharma’s contribution to total sales went from 2.7% in 2Q04 to 3.1% in 2Q05 due to the previously-mentioned growth.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in the Health, Beauty, Consumer Goods, General Merchandise and Other division increased 0.6% during the quarter, primarily as a result of the 11.7% increase in sales of General Merchandise versus 2Q04. This increase in General Merchandise sales was due, in large part, to the inclusion of new highly-demanded products in its catalogs, such as The Sensual Tea and Pringles. As a result, this division accounted for 10.0% of the Group’s total sales.

PUBLICATIONS

In 2Q05 sales for Citem, the Group’s division that focuses on the distribution of publications, grew 10.9% compared to the same period of 2004. This division’s positive performace led to an increase in its contribution to the Group’s total sales, from 3.6% in 2Q04 to 3.9% in 2Q05. This increase is also the result of incorporating new publications into our catalogs for stores as well as newspaper and magazine stands throughout the country and in Mexico City. This reflects Citem’s strategy, implemented several quarters ago, of offering quality services to its clients as well as working with profitable editorial houses whose publications are in high demand.

                                   Division                                               % of Sales
                                   Private Pharma                                       83.0%
                                   Government Pharma                                3.1%
                                   Health, Beauty, Consumer
                                     Goods, General
                                     Merchandise and Other                        10.0%
                                   Publications                                               3.9%

                                    TOTAL                                                   100.00%

GROSS PROFIT

As a result of our purchasing and sales strategies that focus on establishing minimal profitability levels, the Group’s gross profit during 2Q05 increased 3.9% compared to 2Q04. The gross margin improved 25 basis points versus 2Q04, which is relevant given the high level of competition that existed within the various distribution sectors where we operate.

OPERATING EXPENSES

During the second quarter of 2005, the Group’s consolidated operating expenses rose 0.1% compared to the same period of 2004. This slight increase reflects the savings obtained due to our productivity programs for our warehouses and personnel as well as the reengineering of routes.

As a result, the Group’s expense margin declined 7 basis points compared to the second quarter of 2004, to 6.3%.

OPERATING INCOME

Based on the improvement in gross profit as well as the slight increase in operating expenses, which decreased as a percentage of sales, operating income rose 12.1%, a substantial increase. The significant improvement reflects the positive results of our growth strategy and of operating under minimum profitability parameters.

The operating margin improved 32 basis points compared to the second quarter of 2004 to reach 3.3%.

COST-BEARING LIABILITIES AND CASH

During 2Q05, Grupo Casa Saba maintained a balance sheet free of cost-bearing liabilities, despite the $145.3 million increase in inventories versus 2Q04 and the quarterly decline of $79.3 million in accounts payable.

Although our working capital requirements increased in 2Q05 compared to 2Q04, the higher level of cash flow generated by our operations enabled us not only to maintain a cost-bearing liability free balance sheet, but also to increase our cash by 28.4%. Cash and cash equivalents for the quarter were $443.1 million.

It is worth noting that on June 3, 2005 the management complied with its commitment to our shareholders to distribute a portion of the generated resources by paying out a dividend in the amount of $120.0 million, or $0.45 per share.

COMPREHENSIVE COST OF FINANCING

As a result of the Group’s financial structure, which does not include any cost-bearing liabilities and is cash positive, the Comprehensive Cost of Financing (CCF) for the period registered interest income of $9.5 million, which offset $2.9 million in interest expenses as well as the foreign exchange loss of $1.9 million registered during the period. Therefore, in 2Q05, the CCF generated an income of $5.3 million.

OTHER EXPENSES/INCOME

Other expenses/income includes income from line items that are different from our operations as well as services rendered to third parties and the sale of fixed assets. In 2Q05, this line item registered an income of $10.3 million, 19.2% higher than that recorded during the same period of 2004.

TAX PROVISIONS

Tax provisions as a percentage of pre-tax income was 18.8% for the quarter and reached $33.9 million.

NET INCOME

As a result of the 21.1% increase in pre-tax income as well as the reduction in tax provisions, the Group’s net income for the quarter reached $146.5 million, an increase of 38.6% versus 2Q04.

WORKING CAPITAL

Accounts receivable for 2Q05 decreased $68.2 million and accounts payable fell by $79.3 million during the quarter. Inventories resulting from our commercial strategies during the quarter increased $145.3 million compared to 2Q04. As a result, accounts receivable days reached 55.3, declining 1.9 days versus 2Q04 while supplier days declined by 1.7 days compared to 2Q04, to reach 44.4. Inventory days rose 2.5 days compared to 2Q04 to reach 48.3 days.

The 265.4 million shares issues by Grupo Casa Saba are listed on the Mexican Stock Exchange and in the form of ADRs on the New York Stock Exchange, both under the ticker symbol “SAB.” One ADR is equivalent to 10 common shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain themes discussed in this document constitute forward-looking statements. Said themes have risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                     IR Communications:
Jorge Sanchez, IRO                                          Sandra Yatsko
+52 (55) 5284-6672                                         +52 (55) 5644-1247
jsanchez@casasaba.com                                sandra@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com